UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Fluidigm Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34385P108

(CUSIP Number)

September 1, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108	Schedule 13G	Page 2 of 9

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Development Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 1,469,122
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 1,469,122
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)           The percentages used herein are calculated based upon 28,713,113 shares outstanding as of July 31, 2015 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 and filed with the SEC on August 10, 2015.

CUSIP No. 34385P108	Schedule 13G	Page 3 of 9

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MDC Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 1,469,122
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 1,469,122
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(1)
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 34385P108	Schedule 13G	Page 4 of 9

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MDC Capital (Cayman) Limited, as trustee for Fifty First Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 1,469,122
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 1,469,122
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 34385P108	Page 5 of 9

Item 1.

(a)	Name of Issuer:

Fluidigm Corporation

(b)	Address of Issuer’s Principal Executive Offices:

7000 Shoreline Court, Suite 100

South San Francisco, CA  94080

Item 2.

(a)	Name of Person Filing:

(i)	Mubadala Development Company PJSC

(ii)	MDC Capital LLC

(ii)	MDC Capital (Cayman) Limited, as trustee for Fifty First Investment Company LLC

(b)	Address of Principal Business Office or, if none, Residence:

(i)	P.O. Box 45005, Abu Dhabi, United Arab Emirates

(ii)	P.O. Box 45005, Abu Dhabi, United Arab Emirates

(ii)	Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(c)	Citizenship:

(i)	The Emirate of Abu Dhabi, United Arab Emirates

(ii)	The Emirate of Abu Dhabi, United Arab Emirates

(iii)	Cayman Islands

CUSIP No. 34385P108	Page 6 of 9

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

34385P108

Item 3.

Not applicable.

Item 4.  Ownership.

(a)	Amount Beneficially Owned:

1,469,122 shares are held of record by MDC Capital (Cayman) Limited (“MDC Capital (Cayman)”), as trustee for Fifty First Investment Company LLC. MDC Capital (Cayman) is a direct wholly-owned subsidiary of MDC Capital LLC.  MDC Capital LLC, MDC Capital (Cayman) and Fifty First Investment Company LLC are controlled subsidiaries of Mubadala Development Company PJSC.

(b)	Percent of Class:

The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	Number of shares as to which the person has:

The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 34385P108	Page 7 of 9

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Power of Attorney (incorporated herein by reference from Exhibit 99.1 to the Schedule 13G filed by Mubadala Development Company PJSC, West Coast Hitech L.P. and West Coast Hitech G.P., Ltd. on November 26, 2007).

CUSIP No. 34385P108	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2015

MUBADALA DEVELOPMENT COMPANY PJSC By: Samer Halawa Attorney-in-fact

/s/ Samer Halawa
Signature

Samer Halawa / Attorney-in-fact

MDC CAPITAL LLC By: Rodney Cannon Director

/s/ Rodney Cannon
Signature
Rodney Cannon / Director
Name/Title

By: Hani Barhoush Director

/s/ Hani Barhoush
Signature
Hani Barhoush / Director
Name/Title

MDC CAPITAL (CAYMAN) LIMITED, AS TRUSTEE FOR FIFTY FIRST INVESTMENT COMPANY LLC By: Rodney Cannon Director

/s/ Rodney Cannon
Signature
Rodney Cannon / Director
Name/Title

By: Hani Barhoush Director

/s/ Hani Barhoush
Signature
Hani Barhoush / Director
Name/Title